May 31, 2024

VOXX International Corporation
Attn: Board of Directors
2351 J Lawson Blvd.
Orlando, FL 32824

        Re: Potential Acquisition

Dear VOXX Board of Directors:

Gentex Corporation, a Michigan corporation (“Buyer”), is pleased to submit this confidential, non-binding preliminary offer to acquire all of the issued and outstanding equity of VOXX International Corporation, a Delaware corporation (the “Company”), as described on Exhibit A attached hereto (the “Potential Acquisition”), by Buyer. We are confident that our proposed transaction uniquely meets the needs of the Company, its shareholders and its management, and presents a strategic opportunity for all concerned.

As you know, Buyer is a market-leading global provider of dimmable devises, vision systems, sensors and advanced electronic products for the automotive, aerospace, medical device and fire protection industries, with consolidated 2023 net revenues of approximately $2.3 billion. Buyer has extensive experience in completing successful acquisitions on a global basis, and we are confident that our proven ability to quickly and efficiently consummate acquisitions will allow us to work together with the Company and its advisors to expeditiously negotiate and consummate a mutually beneficial transaction.

In consideration of the time, effort and expense undertaken by Buyer in connection with the Potential Acquisition, we would ask that the Company enter into an Exclusivity Agreement, a form of which our counsel is happy to provide upon request, to pursue discussions surrounding the Potential Acquisition.

As you recognize, we have not yet been furnished with all of the information we need to fully evaluate the Potential Acquisition. Thus, this letter is not an offer, binding commitment, agreement to negotiate, agreement to make an offer or any other form of binding agreement or commitment on the part of any party to this letter (or any of their respective affiliates), except that the rights and obligations referred to in this paragraph are binding in accordance with their terms. This letter may be withdrawn or terminated at any time and for any reason.

Additionally, Buyer is a public company and as you are likely aware, applicable securities laws restrict trading securities of a company when in possession of any material, non-public information of such company. All information regarding this letter, the Potential Acquisition and the existence of any negotiations is confidential and potentially material information in relation to the securities of Buyer. Prior to the execution of a definitive purchase agreement, the existence and terms of this letter and the Potential Acquisition may not be disclosed by the Company publicly or otherwise to any other person or entity (except to the Company’s directors, officers, representatives and outside advisors on a need-to-know basis). Any unauthorized disclosure will result in revocation of this offer.

Very truly yours,
GENTEX CORPORATION
By:
Name: Kevin Nash
Title: Chief Financial Officer

Exhibit A
Key Points Regarding Potential Acquisition
of VOXX International Corporation, by Gentex Corporation

This document outlines certain discussion points regarding the proposed acquisition by Buyer (as defined below) of the Company (as defined below). The obligations of the parties with respect to the proposed transaction are not intended to be legally binding unless and until a definitive agreement with respect to the proposed acquisition is executed, and this document creates no obligation for either party to enter into such definitive agreement.

1.	Acquiror:	Gentex Corporation (“Buyer”) or a direct or indirect wholly-owned subsidiary of Buyer.
2.	Target:	VOXX International Corporation (the “Company”).
3.	Structure:
The proposed transaction (the “Potential Transaction”) would be structured as a reverse triangular merger pursuant to which stockholders of the Company would receive cash, Buyer stock, or a 50/50 combination thereof at shareholders discretion in exchange for 100% of the Company’s fully diluted equity (including all outstanding equity securities, options and other convertible securities), other than equity of the Company currently owned by Buyer.

4.	Purchase Price:
Buyer would offer $5.50 per share for the Company’s issued and outstanding Class A and Class B Common Stock, subject to due diligence (the “Purchase Price”).
Buyer will have sufficient cash available to fund the Purchase Price when due. The Potential Transaction would not be subject to any financing contingency.

5.	Key Employee Retention	At the appropriate time, Buyer would anticipate entering into Employment Agreements with certain key employees of the Company to be identified by Buyer.

6.	Representations, Warranties, Covenants and Closing Conditions:
The Company would make, and the definitive agreement would reflect, such representations, warranties and covenants as are typical for a transaction of this nature involving the acquisition of a public company of comparable size and complexity and reflecting the provisions set forth herein. Customary closing conditions, including shareholder approval and HSR approval, will also apply. The definitive agreement would include a customary break fee payable to Buyer in the event that the Company’s board, in order to exercise its fiduciary duties, is obligated to pursue a superior proposal, and the parties would use commercially reasonably efforts to obtain HSR approval.
Entering into the Potential Transaction would also be subject to approval by the Board of Directors of the Company and Buyer. Buyer’s Board of Directors has discussed this proposal and is supportive of it. To avoid any appearance of conflict and ensure that the Board of Directors of the Company is able to satisfy its fiduciary duties to the Company’s shareholders, Steve Downing, who serves as CEO of Buyer and a member of the Board of Directors of the Company, would recuse himself from any discussions among the Company’s Board members about Buyer’s proposal or any potential competing transactions.  In addition, Steve Downing would be willing to resign from the Company’s Board, if the Board concludes that it is in the best interest of the Company and its shareholders for him to step down in light of this Potential Transaction.

7.	D&O Indemnification:	In connection with the closing of the Potential Transaction, Buyer will cause the Company to maintain and honor its indemnification obligations to the current and former directors and officers of the Company in accordance with the Company’s organizational documents. The Company will obtain a D&O “tail policy” to the Company’s current D&O insurance policy to cover any such obligations that arising after the closing.